

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2024

Arik Kaufman
Chief Executive Officer
Steakholder Foods Ltd.
5 David Fikes St., P.O. Box 4061
Rehovot, Israel 7638205

Re: Steakholder Foods Ltd.
Registration Statement on Form F-3
Filed February 2, 2024
File No. 333-276845

Dear Arik Kaufman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David A. Huberman